Sealed Air Corporation
200 Riverfront Boulevard
Elmwood Park, New Jersey 07407-1033

April 24, 2007

Via EDGAR

United States Securities and Exchange Commission
100 F Street
Washington, DC 20549

Attention:   Mr. Morgan Youngwood, Division of Corporation Finance

Re:                               Sealed Air Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed March 01, 2007
File No. 001-12139

Greetings:

I received a comment letter, dated April 19, 2007, from Mr. Stephen Krikorian, Accounting Branch Chief of the Securities and Exchange Commission’s Division of Corporation Finance.  In the letter, Corporation Finance requested that Sealed Air amend its filing and respond to the staff’s comments within ten business days or tell them when we would provide them with a response.  On behalf of Sealed Air, I respectfully request that you extend that response period until June 1, 2007.  Our Corporate Reporting and Law Department staff is working toward Sealed Air’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, and is also preparing for our Annual Meeting of Stockholders to be held on May 18, 2007.  Extending the period until June 1, 2007 will enable our staff to focus on providing a thorough, appropriate response to the Division.

Thank you for your consideration of this request.  Please do not hesitate to contact me at (201) 791-7600 should you wish to discuss this matter.

Sincerely,

Sealed Air Corporation

By:	/s/ David H. Kelsey
David H. Kelsey
Senior Vice President and Chief Financial Officer